Exhibit 99.114

OPERATING LOAN AGREEMENT

THIS LOAN AGREEMENT (the “Agreement”), dated as of October 14, 2010, is made between Rio Alto Mining Limited, a corporation incorporated pursuant to the laws of Alberta, Canada (the “Borrower”), and [Redacted: Subsidiary of Red Kite Explorer Trust], [Redacted: Jurisdiction of Organization of Subsidiary of Red Kite Explorer Trust] (the “Lender”).

WHEREAS, the Borrower has requested the Lender to make a loan to the Borrower in an aggregate principal amount of US$3,000,000 in connection with the development of the Project by La Arena S.A. (“Projectco”), a corporation organized under the laws of Peru. The Lender is willing to make such loan to the Borrower upon the terms and subject to the conditions set forth in this Agreement and the other Loan Documents.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Certain Defined Terms. As used in this Agreement (including in the recitals hereof), the following terms shall have the following meanings: “Abandonment” shall occur if (i) the Borrower (acting alone, or through the Guarantors or Projectco) ceases reasonable preparation for the development and construction of the Project, including obtaining all necessary feasibility study updates, licenses and permits and Additional Funding, and such condition continues without interruption for fifteen (15) days; (ii) the Lender shall have delivered to the Borrower a notice requesting a certificate to the effect that the Borrower intends (acting alone, or through the Guarantors or Projectco) to resume such reasonable preparation; (iii) within five (5) days following delivery of such notice such certificate is not delivered to the Lender, and the Borrower (acting alone, or through the Guarantors or Projectco) does not then resume such activities; and (iv) the Lender has notified the Borrower in writing that Abandonment has occurred.

“Additional Funding” means any debt or other transaction used to fund all or any material part of the long term capital needs of the Project and secured by a security interest in all or a portion of the Borrower’s or any Subsidiary of the Borrower’s rights in the Project, but does not include (i) debt otherwise permitted hereunder secured by a Permitted Lien or (ii) transactions otherwise permitted hereunder between the Borrower and any Subsidiary.

“Advance” means an amount of US Dollars advanced by the Lender to the Borrower under this Agreement, or any relevant portion thereof (as the context requires).

“Affiliate” in relation to any Person (the “relevant party”) means any other Person (a) that, directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party, (b) which beneficially owns or Controls 10% or more of the Voting Capital Stock, on an undiluted or a fully diluted basis, of the relevant party, (c) of which 10% or more, on an undiluted or a fully diluted basis, of the Voting Capital Stock, is beneficially owned or Controlled by the relevant party, (d) possess the ability, directly or indirectly, to direct or cause the direction of the management and policies of the relevant party, whether through the ownership of Voting Capital Stock or by contract or otherwise or (e) that is a Responsible Officer or director of any Person referred to in any of clauses (a), (b), (c) and (d) of this definition, or that is a Person that does not deal at arm’s length (as defined under the Income Tax Act (Canada)) with any such Responsible Officer or director.

“Applicable Law” means any law (including common law and equity), any international or other treaty (including any treaty or agreement with aboriginal peoples), any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, country or local statute, law, ordinance, code, rule, regulation or Order (including any consent decree or administrative Order), applicable to, or any guideline, policy or Authorization of any Governmental Body, arbitrator or other decision-making authority having jurisdiction with respect to any specified Person, property, transaction or event or any of such Person’s Business Assets, whether or not having the force of law, and any Award in any litigation to which the Person in question is a party or by which such Person or any of its Business Assets is bound

“Authorization” means any authorization, approval, consent, exemption, licence, permit, franchise or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Affairs (including any zoning approval, development permit and building permit) or from any Person in connection with any easements or contractual rights.

“Authorizing and Amending Agreement” means the agreement among IAMGOLD, the Borrower, Guernseyco and Projectco, dated October 14, 2010.

“Award” means any judgment, decree, injunction, rule, award or Order of any Governmental Body, arbitrator or other decision-making authority of competent jurisdiction.

“Bankruptcy Event” means, with respect to any Person, that such Person does not pay or perform its obligations generally as they become due or admits in writing its inability to pay or perform its debts generally, that such Person commits an act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada), any Insolvency Proceeding is instituted by or against that Person (excluding any Insolvency Proceeding being contested by that Person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Insolvency Proceeding is dismissed within 30 days of its commencement), or that Person takes corporate, partnership or other internal management action to authorize any of the actions set forth above in this definition.

“Borrower” has the meaning set forth in the recital of parties to this Agreement. “Borrower Group” means, collectively, the Borrower and the Guarantors.

“Borrower Group Member” means any member of the Borrower Group.

“Borrower’s Group Business” means the business engaged in by the Borrower Group which is comprised of the Core Business and business activities necessarily incidental thereto.

“Borrower GSA” means the general security agreement, dated as of the Closing Date, executed by the Borrower in favour of the Lender, pursuant to which the Borrower grants the Lender a security interest in all of its present and after-acquired personal property, as general and continuing collateral security for all of its Indebtedness to the Lender.

“Borrower Security Documents” means, collectively, the Borrower GSA, the Guernseyco Pledge and the Subco Pledge.

“Business Affairs” means the Business Assets, affairs, liabilities, condition (financial or otherwise), prospects and results of operations of a specified Person or Persons.

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person or Persons (including interests held in the Capital Stock of another Person).

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in New York City, London and Vancouver.

“Capital Lease Obligations” means, for any Person, all obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property, to the extent such obligations are required to be classified and accounted for as capital lease obligations or finance lease obligations on a balance sheet of such Person in accordance with GAAP.

“Capital Stock” means (a) common shares, Preferred Shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, (b) equity preferred or common interests in a limited liability company, (c) member or shareholder interests in an unlimited company or unlimited liability company, (d) limited or general partnership interests in a partnership, (e) any other interest that confers the right to receive a share of the profits and/or losses of, or the distribution of assets of, any Person, and (f) any other interest equivalent to any of the interests referred to in any of clauses (a), (b), (c), (d) and (e) of this definition.

“Change of Control” means, with respect to any Person (other than (c) below which shall be with respect to the Borrower only), an event or series of events by which any one of the following occur:

(a)

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Subsidiaries, taken as a whole, to any Person;

(b)

any Person or two or more Persons acting in concert becomes the beneficial owner, directly or indirectly, of 50% or more of the equity securities of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(c)

with respect to the Borrower, during any period of 12 consecutive months following the Closing Date, a majority of the members of the board of directors or other equivalent governing body of such Person cease to be composed of individuals who were members of that board or equivalent governing body on the first day of such period; or

(d)

any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of a Person, or control over the equity securities of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such acquiring Person or group has the right to acquire pursuant to any option right) representing 50% or more of the combined voting power of such securities.

“Closing Date” means the date of this Agreement.

“Collateral” means the property described in the Collateral Documents, and all other property now existing or hereafter acquired which may at any time be or become subject to a Lien in favour of the Lender, pursuant to the Collateral Documents or otherwise, securing the payment and performance of the Loan Obligations.

“Collateral Documents” means the Borrower Security Documents, the Guernseyco Security Documents and the Subco Security Documents and any other agreement pursuant to which the Borrower, a Guarantor or any other Person provides a Lien on its assets in favour of the Lender securing the payment and performance of the Loan Obligations, and all filings, documents and instruments made or delivered pursuant thereto.

“Commitment Amount” means US$3,000,000.

“Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (a) impair the quality of the Environment for any use that can be made of it, (b) injure or damage property or plant or animal life, (c) harm or materially discomfort any Person, (d) adversely affect the health of any individual, (e) impair the safety of any individual, (f) render any property or plant or animal life unfit for use by man, (g) cause loss of enjoyment of normal use of property, or (h) interfere with the normal course of business, and includes any “contaminant” within the meaning assigned to such term in any Environmental Law.

“Control”, “Controls” and “Controlled” when used with respect to any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through ownership of Voting Capital Stock, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert which owns or own, directly or indirectly, 50% or more of the Voting Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency)

“Core Business” means the mineral exploration and mining business being currently conducted by the Borrower or any business hereafter conducted by the Borrower Group with the consent of the Lender.

“Default” means an event or condition which with notice or lapse of time or both would constitute an Event of Default.

“Derivative” means any transaction (including an agreement with respect thereto) now existing or hereafter entered into (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy-sell-back transaction, securities lending transaction, or forward purchase or sale of a security or other financial instrument (including any option with respect to any of these transactions), (ii) which is a transaction similar to any transaction referred to in clause (i) of this definition that is currently, or in the future becomes, regularly entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future or option on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value, or (iii) any combination of the transactions referred to in clauses (i) and (ii) of this definition.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to the agreement governing the Derivatives entered into between them and in effect at that time if those Derivatives were to be terminated as the result of the default of the relevant party. If the Derivative Exposure is payable by the relevant party to any counterparty of the relevant party, it is referred to herein as “Out-of-the-Money Derivative Exposure”. If Derivative Exposure is payable by any counterparty of the relevant party to that relevant party, it is referred to herein as “In-the-Money Derivative Exposure”.

“Disclosure Letter” means the letter of even date herewith from the Borrower to the Lender setting forth exceptions to, and disclosures with respect to, Article IV (which letter shall expressly indicate the Sections of Article IV to which such disclosures relate).

“Dollars” and the symbols “$” and “US$” each mean lawful money of the United States of America.

“Eligible Purpose” means the funding of ongoing feasibility study updates, arrangements for Additional Funding and reasonable Project working capital requirements.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor spaces.

“Environmental Laws” means any Applicable Law which applies to the Business Affairs of any particular Person relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any permit issued therefore) or the environmental conditions on, under or about any real property of any particular Person (including soil, groundwater and indoor and ambient air conditions).

“Equivalent Amount” on any date means the amount in a specified currency which would result from the conversion of a specified amount in another currency at the spot rate.

“Event of Default” has the meaning set forth in section 6.1.

“Event of Loss” means with respect to any asset of the Borrower or the Guarantors any of the following: (i) any loss, destruction or damage of such asset; (ii) any pending proceedings for the condemnation or seizure of such asset or of any right of eminent domain; or (iii) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such asset, or confiscation of such asset or requisition of the use of such asset.

“Final Maturity Date” means September 30, 2014, unless terminated earlier in accordance with the terms hereof.

“Funded Debt” in relation to any Person at any time, means the sum of: (a) all obligations for borrowed money which bears interest or to which interest is imputed, plus without duplication (b) all obligations for the deferred payment of the purchase of property, plus (c) all Capital Lease Obligations, plus (d) all indebtedness secured by Purchase Money Security Interests, plus (e) the amount of any contingent liabilities such as guarantees or other financial assistance provided in respect of liabilities of a third party.

“GAAP” means generally accepted accounting principles determined in accordance with section 1.2.

“Gold Prepayment Agreement” means the gold prepayment agreement dated as of the Closing Date between the Borrower and the Lender.

“Gold Purchase Agreement” means the contract for sale & purchase of gold dated as of the Closing Date between the Lender, Subco and the Borrower.

“Governance Agreement” means the governance agreement among IAMGOLD, the Borrower and Projectco, dated June 15, 2009, as assigned to Guernseyco by the Borrower pursuant to an assignment agreement dated July 24, 2009, as amended.

“Governmental Body” means any international tribunal, agency, body, commission or other authority (including that of any union of nations), any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada or Peru or any other foreign jurisdiction, or any political subdivision thereof or any authority having jurisdiction therein.

“Guarantees” means, collectively, the Subco Guarantee and the Guernseyco Guarantee and “Guarantee” means one of them, as the context requires.

“Guarantor Documents” the Guernseyco Security Documents, the Subco Security Documents and all other documents, agreements and instruments delivered to the Lender by each of the Guarantors under or in connection therewith.

“Guarantors” means, collectively, Subco and Guernseyco and “Guarantor” means either of them.

“Guernseyco” means Mexican Silver Mines (Guernsey) Limited.

“Guernseyco Assignment” means the assignment of contracts entered into by the Borrower and Guernseyco, assigning the Option Agreement and Governance Agreement to the Lender as security for all obligations of the Borrower and Guernseyco to the Lender.

“Guernseyco GSA” means the general security agreement, dated as of the Closing Date, executed by Guernseyco in favour of the Lender pursuant to which Guernseyco grants the Lender a security interest in all of its present and after-acquired personal property, as general and continuing collateral security for all of its Indebtedness to the Lender.

“Guernseyco Guarantee” means the unconditional guarantee, dated as of the Closing Date, by Guernseyco of payment to the Lender of all Indebtedness of the Borrower to the Lender.

“Guernseyco Pledge” means the share pledge agreement dated as of the Closing Date between the Borrower and the Lender whereby the Borrower pledges all of the Capital Stock and any other interest in Guernseyco it legally or beneficially owns now or in the future and the entirety of its interest in Guernseyco.

“Guernseyco Security Documents” means, collectively, the Guernseyco Guarantee, the Guernseyco GSA, the Guernseyco Assignment and the Projectco Pledge.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“Holding Body Corporate” of any Person means another Person that Controls such first Person.

“IAMGOLD” means IAMGOLD-Quebec Management Inc.

“Indebtedness” of any Person at any time, means obligations of such Person or any of its Subsidiaries (without duplication) to pay (in whole or in part) any of the following amounts at such time: (a) Funded Debt; (b) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any bankers’ acceptance; (c) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, arising under or in respect of any sale of promissory notes, sale of accounts, factoring, securitization or discounting arrangement to the extent recourse to such Person or any Subsidiary of it exists to recover such amounts payable (d) the principal amount of, and any premiums and capitalized interest payable in respect of, indebtedness payable under or in respect of any Lien upon any property acquired (whether or not assumed);

(e) Out-of-the-Money Derivative Exposure; (f) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any standby credit, bank guarantee or performance bond intended to secure the payment or performance of Indebtedness described in this definition, or any sale-leaseback transaction, or any so-called “synthetic lease” transaction; (g) the redemption or retraction price of any Preferred Shares; (h) the capital portion of any other transaction that is not Funded Debt having the commercial effect of borrowing; or any amount payable or that may become payable under any direct or indirect guarantee of any amount of the nature described in any of clauses (a) to (h) inclusive above.

For certainty, reserves for deferred taxes or general contingencies, current trade payables which are payable on customary or usual trade terms, current expenses (other than interest expense) accrued in the ordinary course of conducting business and current payments under operating leases (other than leases referred to in clause (f) above), for any current fiscal period, and customer advance payments and deposits received in the ordinary course of conducting business, are not Indebtedness.

“Insolvency Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement, administration or other like or similar relief in respect of any or all of the obligations of such Person, seeking the winding up, liquidation or dissolution of such Person or all or any part of its property, seeking any Award declaring, finding or adjudging such Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of such Person.

“Interest Period” means for the period from the initial disbursement date of the Loan until the end of the calendar quarter in which such Loan is made, and thereafter, each successive three (3) month period corresponding to a calendar quarter.

“LIBO Rate” means the rate (expressed to the nearest fifth decimal place) for [Redacted: Name of Bank] for 90 day U.S. Dollar deposits of $3,000,000, as published by the British Bankers Association at approximately 11:00 a.m., London time, on the date two Business Days prior to the commencement of the Interest Period.

“Lender” has the meaning set forth in the recital of parties to this Agreement.

“Lien” means any mortgage, deed of trust, pledge, security interest, assignment, deposit arrangement in the nature of a security interest, charge or encumbrance, lien or other type of preferential arrangement.

“Loan” has the meaning set forth in section 2.1.

“Loan Documents” ” means, collectively, this Agreement, the Collateral Documents, the Guarantor Documents, the Disclosure Letter and each other agreement, document, instrument or certificate delivered to or for the benefit of the Lender pursuant to or otherwise in connection with any of this Agreement, the Collateral Documents, the Guarantor Documents and the Disclosure Letter.

“Loan Obligations” means the Indebtedness and other obligations (including all indemnity obligations) of the Borrower or any other Borrower Group Member owing to the Lender incurred under, pursuant to or otherwise in respect of each Loan Document, and any item or part of any thereof, including all Loans, all interest accrued thereon and all other amounts payable by the Borrower to the Lender thereunder or in connection therewith, whether now or hereafter existing or arising, and whether due or to become due, absolute or contingent, liquidated or unliquidated, determined or undetermined. For certainty, “Loan Obligations” shall include interest accruing subsequent to the commencement of, or which would have accrued but for the commencement of, any Insolvency Proceeding in accordance with and at the rate specified herein or in another applicable Loan Document, whether or not such interest is an allowable claim in such Insolvency Proceeding.

“Material Adverse Change” means any change, effect, event, occurrence or change in condition or state of facts, that in any such case, has, or could reasonably be expected to have, a Material Adverse Effect.

“Material Adverse Effect” means an effect which could reasonably be expected to (a) impair or reduce, in a material adverse way, any Borrower Group Member’s ability to perform its Loan Obligations, (b) prejudice, restrict or render unenforceable or ineffective, in a material adverse way, any Loan Document or the priority thereof or any of the rights intended or purported to be granted under or pursuant to any Loan Document, or (c) is materially adverse to the Business Affairs of any Borrower Group Member; or (d) results in a material loss, diminution or destruction of any substantial part of the Business Assets (either physically or in value) of any Borrower Group Member.

“Material Project Agreements” means: (a) the Option Agreement; (b) the Gold Purchase Agreement; (c) the Operator Agreement; (d) the Governance Agreement; (e) the Gold Prepayment Agreement (f) all other agreements material to the ownership or operation of the Collateral, the Project or the Lands of which any Borrower Group Member is aware; (g) any agreements entered into between the Borrower and a Guarantor, and either an equity partner or a lender in respect of any financing of the Mining Properties or the Project; and (h) all other material development, service and title contracts, relating to the Mining Properties or the Project of which any Borrower Group Member is aware.

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other benefication of Minerals, including concentrates or doré.

“Mining Properties” means the interests listed in Schedule II and all accessions and successions thereto, whether created privately or through government action, and all other property, buildings, structures, facilities and fixtures now or at any time hereafter used, affixed to or situate thereon, including any means of access thereto and any of the foregoing to which the Borrower or any of its Affiliates acquires an interest in or to, after the date hereof in connection with or in respect of the Project.

“Net Cash Proceeds” means when used in respect of any debt or equity issuance of the Borrower or any Subsidiary of the Borrower, receipt of proceeds in connection with any Event of Loss suffered by the Borrower or any Subsidiary of the Borrower or receipt of proceeds in connection with a voluntary or permitted disposition of assets by the Borrower or any Subsidiary of the Borrower (not inclusive of insurance or other proceeds used to replace the asset which was the subject of the subject Event of Loss), the gross proceeds in cash or cash equivalents received by the Borrower or such Subsidiary (including such proceeds subsequently received in respect of noncash consideration initially received and amounts initially placed in escrow that subsequently become available) from such issuance, Event of Loss or disposition, less all direct costs and expenses incurred or to be incurred, and all federal, state, local and foreign taxes assessed or to be assessed, in connection therewith.

“Operator Agreement” means the agreement between Subco and Projectco for the provision of services to operate the Project, dated September 2, 2009.

“Option Agreement” means the option and earn-in right purchase agreement dated June 15, 2009 between the Borrower, Projectco and IAMGOLD with respect to the Project, as assigned to by the Borrower to Guernseyco pursuant to an assignment agreement dated July 24, 2009, as amended.

“Order” means any order, directive, direction or request of any Governmental Body, arbitrator or other decision-making authority of competent jurisdiction.

“Organic Documents” means (a) in relation to any body corporate, the articles of incorporation, amendment, amalgamation, continuance or association and the memorandum of association and any unanimous shareholder agreement, as appropriate, or equivalent documents of that body corporate governing the incorporation, capacity, powers and Business Affairs of that body corporate, (b) in relation to any limited or general partnership or other Person, the partnership agreement or equivalent document governing the formation, capacity, powers and Business Affairs of that partnership or other Person and, if a partner (other than a limited partner) of that limited or general partnership is a Person referred to in clause (a) and/or (b) and/or (c) of this definition, the documents referred to in clause (a) and/or (b) and/or (c) of this definition in relation to that partner and (c) in relation to any business, charitable or other trust, the declaration of trust, trust agreement or equivalent document governing the formation, capacity, powers and Business Affairs of that business, charitable or other trust and, if a trustee of that business, charitable or other trust is a Person referred to in clause (a) and/or (b) and/or (c) of this definition, the documents referred to in clause (a) and/or (b) and/or (c) of this definition in relation to that trustee; together, in each case, with the by-laws or other equivalent documents regulating the organization, Control or internal management of the relevant Person.

“Permitted Liens” means with respect to the Collateral of the Borrower or any Subsidiary: (i) Liens in favour of the Lender, whether securing the Indebtedness and obligations hereunder or otherwise; (ii) Senior Liens, (iii) the existing Liens listed in Schedule I or incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by such existing Liens, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase; (iv) Liens for taxes, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings and which are adequately reserved for in accordance with GAAP, (v) Liens of trades, employees, workers compensation, materialmen, mechanics, warehousemen or carriers or other similar Liens provided for by mandatory provisions of law and securing obligations either not delinquent or being contested in good faith by appropriate proceedings and which do not in the aggregate materially impair the use or value of the property or risk the loss or forfeiture thereof; (vi) Liens consisting of pledges of cash deposits to secure the performance of bids, trade contracts, leases, public or statutory obligations, or other obligations of a like nature incurred in the ordinary course of business (other than for Indebtedness); (vii) Purchase Money Security Interests, provided that, for the entire Borrower Group, Purchase Money Security Interests do not secure in the aggregate in excess of US$5,000,000 or the Equivalent Amount in foreign currency (or any combination thereof) of Indebtedness outstanding at any time; and (viii) such other Liens as may be approved in writing by the Lender from time to time, whether or not such Liens are registered against the Project assets or otherwise.

“Person” means an individual, corporation, estate, partnership, limited liability company, joint venture, trust, other legal entity, unincorporated organization or Governmental Body or any other entity of whatever nature or authority.

“Potential Preferred Claims” means the aggregate of any rights, claims, interests or preferences whether statutory in nature or otherwise and whether secured or unsecured which, if unpaid, might become a Lien upon any properties or assets of the Borrower or any Subsidiary, including claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension fund obligations, employee or non-resident withholding tax source deductions, un-remitted Sales Taxes, customs duties, municipal taxes, or similar statutory obligations and overdue lease payments (including overdue rent).

“Preferred Shares” means Capital Stock of a specified Person that may be redeemed by that Person or that is retractable at the option of the holder.

“Project” means the development, establishment, construction, and operation by Projectco of a gold mine and related facilities located on the Mining Properties.

“Projectco Pledge” means the share pledge agreement to be entered into between Guernseyco and the Lender whereby Guernseyco will pledge in favour of the Lender all of the Capital Stock and any other interest in Projectco it legally or beneficially owns now or in the future and the entirety of its interest in Projectco.

“Purchase Money Security Interest” means any Lien on specific personal property acquired which is created, issued or assumed by any Borrower Group Member (including capital leases) solely to secure Indebtedness assumed by such Borrower Group Member as part of or issued or incurred to provide funds to pay the purchase price (including installation cost) of, such personal property that is limited to the property so acquired and is created, issued or assumed substantially concurrently with the acquisition of such property (or in connection with the extension, renewal, replacement or refinancing of such Indebtedness secured by an existing Purchase Money Security Interest, if the aggregate amount secured has not increased and the Lien continues to be limited to such property).

“Quarterly Development and Progress Report” means a report providing key performance indicators of the Borrower and Projectco (including, without limitation, an update with respect to permits and licenses) on a consolidated basis (to the extent that the Borrower can reasonably provide the same) against the then current forecast of the Borrower, in form and substance satisfactory to the Lender, for the preceding quarter of the Borrower .

“Representative” of any Person means any director, officer, employee, agent, legal counsel, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such Person or holding a power or attorney granted to it by such Person.

“Responsible Officer” means, with respect to any Person, the chief executive officer, the president, the chief financial officer or the treasurer of such Person, or any other senior officer of such Person having substantially the same authority and responsibility.

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian harmonized sales taxes, goods and services taxes and federal, state and provincial sales and excise taxes.

“Senior Debt” means a principal amount of up to the Senior Debt Limit (as defined in the Gold Prepayment Agreement) of Indebtedness received by any Borrower Group Member from a Senior Lender no later than June 15, 2011, the proceeds of which are used for the sole purpose of (i) repaying in full Indebtedness under the Operating Loan Agreement and (ii) financing the exercise of the option to purchase the shares and loans of Projectco pursuant to the Option Agreement.

“Senior Lender” means any lender advancing Senior Debt to a Borrower Group Member.

“Senior Liens” means Liens securing Senior Debt that rank pari passu with Liens granted to the Lender.

“Solvent” means, when used with respect to a Person, that (a) the fair saleable value of the Business Assets of such Person is in excess of the total amount of the present value of its liabilities (including for purposes of this definition all liabilities (including loss reserves), whether or not reflected on a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), (b) such Person is able to pay its debts or obligations in the ordinary course as they mature and (c) such Person does not have unreasonably small capital to carry out its business as conducted and as proposed to be conducted. “Solvency” shall have a correlative meaning.

“Subco” means Rio Alto S.A.C., a company incorporated under the laws of Peru that is a Wholly-Owned Subsidiary of the Borrower.

“Subco GSA” means the general security agreement, to be entered into by Subco in favour of the Lender pursuant to which Subco will grant to the Lender a security interest in all of its present and after-acquired personal property, excluding the Unrelated Interest, as general and continuing collateral security for all of its Indebtedness to the Lender.

“Subco Guarantee” means the unconditional guarantee, to be entered into by Subco, securing payment to the Lender of all Indebtedness of the Borrower to the Lender.

“Subco Pledge” means the stock pledge agreement to be entered into between the Borrower and the Lender pursuant to which the Borrower will pledge in favour of the Lender all of the Capital Stock of Subco it legally or beneficially owns and its interest in Subco.

“Subco Security Documents” means, collectively, the Subco Guarantee and the Subco GSA.

“Subsidiary” of any Person means any Person (a) which is Controlled by such first Person or (b) a majority of whose Voting Capital Stock, on a fully diluted basis, is owned beneficially or Controlled by such first Person; for greater certainty, a Person shall be deemed to be a Subsidiary of another Person if it is a Subsidiary of a Person that is that other’s Subsidiary.

“Taxes” means all taxes of any kind or nature whatsoever including large corporation taxes, capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, income taxes, Sales Taxes, custom duties, payroll taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Body of or within the United States of America, or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

“Threshold Amount” means [Redacted: Dollar Amount].

“United States” and “U.S.” each means the United States of America.

“Unrelated Interest” means the approximately 5000 hectares of land owned by Subco in Peru that is unrelated to the Project.

“Voting Capital Stock” means Capital Stock of a Person which carries voting rights or the right to Control such Person under any circumstances, provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such right to vote or Control.

“Wholly-Owned Subsidiary” of a Person means any Subsidiary, all of the outstanding Capital Stock of which, shall at the time be owned (except for director’s qualifying shares) or Controlled, directly or indirectly, by such Person or one or more Wholly-Owned Subsidiaries of such Person, or by such Person and one or more Wholly-Owned Subsidiaries of such Person. A Person shall be deemed to be a Wholly-Owned Subsidiary of another Person if it is a Wholly-Owned Subsidiary of a Person that is that other’s Wholly-Owned Subsidiary.

1.2 Accounting Principles. Wherever in this Agreement reference is made to generally accepted accounting principles, such reference means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, including those set out in the Handbook of the Canadian Institute of Chartered Accountants. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement and any other Loan Document, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the parties otherwise agree or the context otherwise require, be made in accordance with GAAP applied on a consistent basis.

1.3 Interpretation. In the Loan Documents, except to the extent the context otherwise requires: (i) any reference to an Article, a Section, a Schedule or an Exhibit is a reference to an article or section thereof, or a schedule or an exhibit thereto, respectively, and to a subsection or a clause is, unless otherwise stated, a reference to a subsection or a clause of the Section or subsection in which the reference appears; (ii) the words “hereof,” “herein,” “hereto,” “hereunder” and the like mean and refer to this Agreement or any other Loan Document as a whole and not merely to the specific Article, Section, subsection, paragraph or clause in which the respective word appears; (iii) the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined; (iv) the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation;” (v) references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of the Loan Documents; (vi) references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; (vii) any table of contents, captions and headings are for convenience of reference only and shall not affect the construction of this Agreement or any other Loan Document; and (viii) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

ARTICLE 2
THE LOANS

2.1 Loan. The Lender agrees, on the terms and conditions hereinafter set forth, to make a loan (the “Loan”) to the Borrower in an aggregate principal amount equal to the Commitment Amount. The Loan will be made in a single advance to the Borrower in accordance with section 3.1.

2.2 Availability. The Lender may cancel the Loan by notice in writing to the Borrower if the Advance of the Loan has not occurred on or before September 30, 2011. The Advance of the Loan must be made on the first Business Day of a month. The Borrower may request an Advance by delivering a written notice to the Lender at least 15 days prior to the date of the requested Advance.

2.3 Evidence of Indebtedness. The Loan made by the Lender shall be evidenced by an account maintained by the Lender. The loan account maintained by the Lender shall be conclusive, absent manifest error, of the amount of the Loan made by the Lender to the Borrower and the interest and payments thereon. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay all amounts owing with respect to the Loan. If requested by the Lender, then the Borrower shall execute and deliver for account of the Lender a promissory note as additional evidence of the Indebtedness of the Borrower to the Lender resulting from the Loan made by the Lender.

2.4 Interest. Subject to section 2.6, interest shall accrue on the unpaid principal amount of the Loan from the Closing Date until the repayment thereof, at a rate per annum equal to LIBO Rate (as in effect from time to time for that Interest Period) plus 6.00%, calculated quarterly and compounded annually. The accrued interest on the Loan shall be capitalized and added to the principal of the Loan and shall be payable on the Final Maturity Date.

2.5 Default Rate of Interest. If any amount of principal of or interest on the Loan, or any other amount payable hereunder or under the Loan Documents, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Borrower shall pay interest on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum equal at all times to the rate otherwise applicable thereto plus 4.00% per annum. Additionally, and without limiting the foregoing, during the existence of any Event of Default, the Borrower shall pay interest on the unpaid principal amount of all Loans, at a rate per annum equal at all times to the rate otherwise applicable hereunder plus 4.00% per annum. Payment of any such interest at the rate described above shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Loan Documents.

2.6 Computations. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest “per annum” or a similar expression is used, such interest shall be calculated on the basis of a year of 360 days for the actual number of days occurring in the period for which any such interest is payable. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

2.7 Highest Lawful Rate. The Borrower agrees to pay an effective rate of interest equal to the sum of (i) the interest otherwise payable pursuant to sections 2.4 and 2.5 of this Agreement, plus (ii) the additional interest, if any, which may be deemed to result from any charge or fee in the nature of interest from time to time to be paid by the Borrower pursuant to the terms of this Agreement, any other Loan Document or other document executed and delivered in connection herewith. The total liability of the Borrower for the payment of such interest shall not exceed the applicable limit imposed by the usury laws of any applicable jurisdiction. If Lender receives interest in an amount which exceeds such limit, such excess amount shall be applied instead to the reduction of the unpaid principal balance and not to the payment of interest, or at Lender’s election the surplus shall be remitted to the Borrower by the Lender, and the Borrower hereby agrees to accept such remittance.

2.8 Repayment of the Loan. The Borrower shall repay to the Lender in full on the Final Maturity Date the aggregate principal amount together with all accrued and unpaid interest on the Loan outstanding.

2.9 Prepayments of the Loan.

(a)

Optional Prepayments. The Borrower may, upon five (5) Business Days prior notice to the Lender, prepay the outstanding amount of the Loan in whole or in part, without premium or penalty; provided that any prepayment shall be in a principal amount of at least $500,000.

(b)	Mandatory Prepayments.

(i)	The Borrower shall prepay the Loan within thirty (30) calendar days of any Change of Control with respect to the Borrower or a Guarantor.

(ii)

If, at any time prior to the Final Maturity Date, the Borrower shall cease to own, directly or indirectly, the record and beneficial ownership of all of the issued and outstanding shares of capital stock and other equity or voting interests in a Guarantor, the Borrower shall, within thirty (30) calendar days prepay the Loan.

(iii)	Upon the advance of any Senior Debt, the Borrower shall forthwith but in any event within thirty (30) days after the closing of the Senior Debt, prepay the Loan.

(iv)

If any Event of Loss shall occur with respect to any of the Collateral, then if requested to do so by the Borrower the Lender shall discharge its security thereover, provided however in any event, the Borrower shall prepay the Loan in an amount equal to the Net Cash Proceeds therefrom; provided, however, that, such prepayment shall not be required if such amount is less than the Threshold Amount.

(v)

If any voluntary disposition of assets by the Borrower or a Guarantor to an arm’s length Person shall occur with respect to any of the Collateral, then if requested to do so by the Borrower the Lender shall discharge its security thereover, provided however in any event, the Borrower shall prepay the Loan in an amount equal to the Net Cash Proceeds therefrom; provided, however, that, such prepayment shall not be required if such amount with respect to an individual asset disposition is less than the Threshold Amount.

(c)

Notice; Application. The notice given of any prepayment shall specify the date and amount of the prepayment. If the notice of prepayment is given, the Borrower shall make such prepayment and the prepayment amount specified in such notice shall be due and payable on the date specified therein, with accrued interest to such date on the amount prepaid.

2.10 Payments.

(a)	Payments.

The Borrower shall make each payment under this Agreement, unconditionally in full without set-off, counterclaim or, to the extent permitted by applicable law, other defence, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto. Each payment shall be made not later than 12:00 noon (Eastern Standard time) on the day when due to the Lender in Dollars and in same day funds, or such other funds as shall be separately agreed upon by the Borrower and the Lender, in accordance with the Lender’s payment instructions.

(b)

Extension. Whenever any payment hereunder shall be stated to be due, or whenever any interest payment date or any other date specified hereunder would otherwise occur on a day other than a Business Day, then, except as otherwise provided herein, such payment shall be made, and such interest payment date or other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest hereunder.

(c)

Application. After the exercise of remedies provided for in section 6.2 (or after the Loan have automatically become immediately due and payable as set forth in section 6.2), each payment by or on behalf of the Borrower hereunder shall, unless a specific determination is made by the Lender with respect thereto, be applied (i) first, to any costs, expenses and other amounts (other than principal and interest) due the Lender; (ii) second, to accrued and unpaid interest due the Lender; and (iii) third, to principal due the Lender.

(d)

Certain Costs. If any payment of principal is made other than on the Final Maturity Date or as otherwise permitted or required under this Agreement, and as a result the Lender incurs any costs or expenses (whether in connection with the repayment by it of corresponding amounts to its own funding source or otherwise), then the Borrower shall, upon demand, pay the amount of such costs and expenses to the Lender.

2.11 Right of Set-Off. The Lender hereby is authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to set off and apply any obligations or indebtedness at any time owing by the Lender to the Borrower against any and all of the Loan Obligations of the Borrower now or hereafter existing, irrespective of whether or not the Lender shall have made any demand under this Agreement or any such other Loan Document and although such Loan Obligations may be unmatured. The Lender agrees promptly to notify the Borrower after any such set-off and application made by the Lender; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Lender under this section 2.11 are in addition to other rights and remedies (including other rights of set-off) which the Lender may have.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent to Advance. The Lender shall not be obliged to make the Advance of the Commitment Amount to the Borrower unless all of the following conditions have been satisfied and the Lender has received on or before the date the first Advance is requested all of the following in form and substance satisfactory to the Lender:

(a)

Advance of Prepayment Amount. The Lender shall have advanced the full Prepayment Amount (as defined in the Gold Prepayment Agreement) to the Borrower pursuant to section 2.1 of the Gold Prepayment Agreement, less the origination fee, and the Borrower shall have drawn down all monies from the Escrow Account.

(b)

Loan Documents. The Lender shall have received executed counterparts of this Agreement and the other Loan Documents, each of which shall be originals unless otherwise specified, each properly executed by a Responsible Officer (or his or her authorized designee), each dated the Closing Date and each in form and substance satisfactory to the Lender and its legal counsel.

(c)	Material Adverse Change. There shall have occurred no Material Adverse Change since the date of this Agreement.

(d)

Representations and Warranties; No Default. The representations and warranties contained in section 4.1 and in the other Loan Documents shall be true, correct and complete as though made on and as of the Closing Date and no Default or Event of Default shall have occurred and be continuing since the date of this Agreement.

(e)

Additional Documents. The Lender shall have received, in form and substance satisfactory to it, such additional approvals, opinions, documents and other information as the Lender may reasonably request.

Upon satisfaction of each of the foregoing conditions precedent, the Lender shall, subject to the terms and conditions hereof and the terms and conditions of the Escrow Account Agreement, cause the Escrow Agent to make available to the Borrower from the Escrow Account the Loan together with any accrued investment income.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Borrower. Borrower represents and warrants to Lender that, except as set forth in the Disclosure Letter:

(a)

Organization and Powers. Borrower is duly organized or formed, as the case may be, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and has all requisite power and authority to execute, deliver and perform its obligations under the Loan Documents. Each Borrower Group Member is qualified to do business and is in good standing in each jurisdiction in which the failure so to qualify or be in good standing would result in a Material Adverse Effect and has all requisite power and authority to own its assets and carry on its business.

(b)

Authorization; No Conflict. The execution, delivery and performance by each respective Borrower Group Member of the Loan Documents to which it is a party have been duly authorized by all necessary action of such Borrower Group Member and do not and will not (i) contravene the terms of the Organic Documents of such Borrower Group Member, or result in a breach of or constitute a default under any material lease, instrument, contract or other agreement to which such Borrower Group Member is a party or by which it or its properties may be bound or affected; (ii) violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting such Borrower Group Member; or (iii) except as contemplated by this Agreement, result in, or require, the creation or imposition of any Lien upon or with respect to any of the properties, assets or revenues of the such Borrower Group Member.

(c)

Binding Obligation. The Loan Documents constitute, or when delivered under this Agreement will constitute, legal, valid and binding obligations of Borrower and each other Borrower Group Member that is a party thereto, enforceable against each such respective Borrower Group Member in accordance with their respective terms.

(d)

Consents. No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental agency or authority, or approval or consent of any other Person, is required for the due execution, delivery or performance by each Borrower Group Member of any of the Loan Documents to which it is a party, except for recordings or filings in connection with the perfection of the Liens on the Collateral in favour of Lender.

(e)

No Defaults. Neither Borrower nor either of the Guarantors is in default under any material contract, lease, agreement, judgment, decree or order to which it is a party or by which it or its properties may be bound where such default would be reasonably likely to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

(f)

Litigation. There are no actions, suits or proceedings pending or, to the best of Borrower’s knowledge, threatened against or affecting Borrower or either of the Guarantors or the properties of Borrower or either of the Guarantors before any Governmental Body which could reasonably be expected to have a Material Adverse Effect.

(g)

Financial Statements; Projections. All consolidated financial statements of Borrower, Projectco (to the best of Borrower’s ability) and the Guarantors delivered to Lender are complete and correct and fairly present the financial condition of Borrower and the Guarantors as at the times and for the periods covered by such statements, in each case in accordance with GAAP, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. Since the most recent date of such financial statements, there has been no Material Adverse Effect. All financial projections and forecasts delivered to Lender represent Borrower’s best estimates and assumptions as to future performance, which Borrower believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions.

(h)

Liabilities. Neither Borrower nor either of the Guarantors has any material liabilities, fixed or contingent, that are not reflected in the consolidated financial statements referred to in Subsection (g), in the notes thereto or otherwise disclosed in writing to Lender, other than liabilities arising in the ordinary course of business since the date of such financial statements.

(i)	Taxes. Except in respect of any Taxes imposed which Borrower or the Guarantors, as the case may be, have disputed in good faith and are diligently proceeding with all such appeals or other legal proceedings as may be available to them in respect thereof and which could not reasonably be expected to have a Material Adverse Effect, each of Borrower and the Guarantors has:

(i)	delivered or caused to be delivered all returns for income taxes, Sales Taxes and other Taxes which are now due to the appropriate Governmental Body;

(ii)	paid and discharged all Taxes payable by it when due;

(iii)	made provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP;

(iv)	withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes to the appropriate Governmental Body; and

(v)	paid and discharged all Potential Preferred Claims when due;

and no assessment or appeal is, to its knowledge, being asserted or processed with respect to such returns, Taxes or claims.

(j)

Permits and Other Rights. Borrower, the Guarantors or Projectco, as the case may be, possess all material permits, franchises, licenses, patents, trademarks, trade names, service marks, copyrights and all rights with respect thereto, free from burdensome restrictions, that are necessary for the operation of its business as it exists on the date hereof and none of Borrower, the Guarantors or Projectco is in material violation of any rights of others with respect to the foregoing.

(k)

Insurance. The properties of Borrower, the Guarantors and Projectco are insured, with financially sound and reputable insurance companies (not Affiliates of Borrower), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where Borrower or such Subsidiary operates.

(l)

Title to Collateral; Liens. Borrower and the Guarantors have good and marketable title to, or valid and subsisting leasehold interests in, their properties and assets, including all property forming a part of the Collateral, and there is no Lien upon or with respect to any of such properties or assets, including any of the Collateral, except for Permitted Liens. Without limiting the foregoing, Borrower further represents and warrants that (i) Borrower and the Guarantors own, lease and hold all of the Collateral encumbered by any of the Collateral Documents (ii) the Mining Properties comprise all of the mineral or surface interests held by Projectco in respect of the Project (iii) other than the Mining Properties, there are no mineral or surface interests necessary or useful to the Project or its development (iv) none of the Mining Properties are subject to reservations or superior rights or claims of any other Person, and (v) none of the Permitted Liens could have a Material Adverse Effect on the ability of Borrower and the Guarantors, or any one or more of them, to enjoy the anticipated benefits of said Mining Properties.

(m)	Ownership of Project Assets. Projectco owns and has good and marketable title to or has a right to acquire all of the Mining Properties, which Mining Properties comprise the Project.

(n)

Compliance With Laws. Each of Borrower and the Guarantors is in compliance with all other material laws, rules, regulations, orders and decrees which are applicable to it or its properties, except to the extent such failure could not reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, each of Borrower and the Guarantors is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of Borrower’s knowledge, threatened against or affecting Borrower or either of the Guarantors with respect to the ownership, use, maintenance and operation of Borrower’s and its Subsidiary’s properties, relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated.

(o)	Subsidiaries. Borrower’s only Subsidiaries are Guernseyco and Subco, each of which is directly or indirectly wholly-owned by Borrower. Borrower has no other equity interest in any Person.

(p)	Solvency. Each of Borrower and the Guarantors is Solvent.

(q)

Disclosure. None of the representations or warranties made by Borrower in the Loan Documents (including, without limitation, the Disclosure Letter) as of the date of such representations and warranties, and none of the statements contained in any other information with respect to Borrower and the Guarantors, including each exhibit or report, furnished by or on behalf of Borrower to Lender in connection with the Loan Documents, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

ARTICLE 5
COVENANTS

5.1 Reporting Covenants. So long as any of the Loan Obligations shall remain unpaid, Borrower agrees that:

(a)

Financial Statements and Other Reports. Borrower shall furnish to Lender: (i) as soon as available but no later than: (A) 45 days after the end of each of the first three fiscal quarters of any year, quarterly unaudited consolidated financial statements; and (B) 90 days after the end of each fiscal year, an audited consolidated financial statement, all certified by a Responsible Officer of Borrower as being complete and correct and fairly presenting the financial condition and the results of Borrower and its Subsidiaries’ operations, and to the best of Borrower’s ability, the operations of Projectco, in all material respects; (ii) simultaneously with the delivery of each set of financial statements referred to in clause (i), a certificate of a Responsible Officer of Borrower in form and substance satisfactory to Lender stating whether any Default or Event of Default exists on the date of such certificate, and if so, setting forth the details thereof and the action which Borrower is taking or proposes to take with respect thereto; and (iii) a Quarterly Development and Progress Report (provided however, if Borrower’s quarterly management, discussion and analysis contains the information required by the Quarterly Development and Progress Report then Borrower may use its management, discussion and analysis and any additional report containing actual expenditures measured against the then current budget as the Quarterly Development and Progress Report).

(b)

Additional Information. Borrower shall furnish to Lender (i) promptly after Borrower has knowledge or becomes aware thereof, notice of the occurrence of any Default or Event of Default; (ii) prompt written notice of all actions, suits and proceedings before any governmental agency or authority or arbitrator pending, or to the best of Borrower’s knowledge, threatened against or affecting Borrower, either of the Guarantors or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the best of Borrower’s knowledge, threatened against or affecting Borrower or either of the Guarantors, or with respect to the ownership, use, maintenance and operation of their respective properties, relating to Environmental Laws, which (A) involve an aggregate liability equal to the Threshold Amount or more, or (B) otherwise may have a Material Adverse Effect; (iii) prompt written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect; (iv) promptly after the same are released, copies of all press releases; and (vi) such other statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the operations, properties, business or condition (financial or otherwise) of Borrower or the Guarantors (including with respect to the Collateral) as Lender may from time to time reasonably request. Each notice pursuant to clauses (i) through (iv) of this Subsection (b) shall be accompanied by a written statement by a Responsible Officer of Borrower setting forth details of the occurrence referred to therein.

5.2 Affirmative Covenants. So long as any of the Loan Obligations shall remain unpaid, Borrower covenants and agrees with Lender that it will duly perform and comply with, and (where the context so admits) it will cause each of the other Borrower Group Members to duly perform and comply with, each of the following affirmative covenants:

(a)

Preservation of Existence, Etc. Each Borrower Group Member will maintain in good standing and full force and effect its legal existence in its present jurisdiction of incorporation, continuance or formation and obtain, maintain and preserve the Authorizations, registrations, legal capacity, rights and qualifications necessary to carry on its Business Affairs and own its Business Assets in each jurisdiction in which it carries on business or any of its Business Assets are located, except as otherwise agreed to in writing by Lender.

(b)

Payment of Taxes and Claims. Except in respect of any amounts which any Borrower Group Member may have disputed in good faith and is diligently proceeding with all such appeals or other legal proceedings as may be available to it in respect thereof and which could not reasonably be expected to have a Material Adverse Effect, each Borrower Group Member will pay and discharge (1) all lawful claims for labour, material, supplies and services when due (2) deliver or cause to be delivered all returns in respect of income taxes, Sales Taxes and other Taxes when they are due to the appropriate Governmental Body (3) punctually pay and discharge all Taxes payable by it or the Guarantors when due (4) make provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP (5) withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body when due in the manner required by Applicable Law (6) pay and discharge all Potential Preferred Claims when due and (7) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

(c)

Maintenance of Insurance. Borrower shall, and shall cause each of the Guarantors or Projectco, as the case may be, to carry and maintain in full force and effect, at its own expense and with financially sound and reputable insurance companies (not Affiliates of Borrower), insurance in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in the same or similar businesses and owning similar properties in the localities where Borrower, the Guarantors or Projectco operates, naming the Lender as additional insured.

(d)

Keeping of Records and Books of Account. Borrower shall, and shall cause each of the Guarantors to, keep adequate records and books of account, in which complete entries will be made in accordance with GAAP, reflecting all material financial transactions of Borrower and the Guarantors.

(e)

Inspection Rights. Borrower shall at any reasonable time, during normal business hours and on not less than three Business Days notice, and from time to time (but no more often than once in any four (4) week period, except if an Event of Default has occurred and is continuing) permit Lender or any of its agents or representatives (i) to visit and inspect the Project to examine the records and books of account of Borrower, the Guarantors or Projectco, and to discuss the business affairs, finances and accounts of Borrower, the Guarantors or Projectco with any of the officers, employees or accountants of them, and (ii) to conduct periodic audits of the Collateral at such frequencies as Lender shall deem appropriate, provided that in each case, audits shall occur during normal business hours and on not less than three Business Days notice (but no more often than once in any four (4) week period, except if an Event of Default has occurred and is continuing), and during such visit, inspection or audit, Lender shall take reasonable steps to ensure that neither Borrower’s, nor the Guarantors’ nor Projectco’s business is interrupted.

(f)	Compliance with Laws, Etc. Each Borrower Group Member will comply in all material respects with the requirements of all Applicable Laws.

(g)	Maintenance of Business Assets, Etc. Each Borrower Group Member will maintain and preserve all of its Business Assets necessary or useful in the proper conduct of its Business Affairs in good working order and condition in accordance with the general practice of other Persons of similar character and size, ordinary wear and tear excepted.

(h)

Licenses. Borrower shall, and shall cause each of the Guarantors and Projectco, as the case may be, to obtain and maintain all licenses, authorizations, consents, filings, exemptions, registrations and other governmental approvals of any governmental agency or authority necessary in connection with the execution, delivery and performance of the Loan Documents, the consummation of the transactions therein contemplated or the operation and conduct of its business and ownership of its properties.

(i)	Use of Proceeds. Borrower shall use the proceeds of any Advance or Drawdown solely for Eligible Expenditures.

(j)

Additional Subsidiaries. Borrower shall not, without the prior written consent of Lender (not to be unreasonably withheld), incorporate, create or acquire any Subsidiary or any equity interest in any other Person unless (i) such Subsidiary is wholly- owned by Borrower and Borrower shall grant to Lender a first priority, perfected security interest in all the equity interests of such Subsidiary and (ii) such Subsidiary shall have no Indebtedness other than (A) purchase money Indebtedness related to its assets, and (B) Indebtedness under the Loan Documents.

(k)

Contracts. Borrower shall, and shall cause each of the Guarantors to, comply with all material obligations under the Option Agreement, Governance Agreement, Operator Agreement, Gold Prepayment Agreement and Gold Purchase Agreement.

(l)

Additional Collateral. Borrower shall, and shall cause each of its Subsidiaries to, grant to Lender a Lien, as applicable, on any real estate or Mining Properties acquired by Borrower or such Subsidiary after the date hereof or otherwise which is not subject to a Lien in favour of Lender. Each such Lien executed by Borrower or such Subsidiary shall be in substantially the same form as the Subco Security Documents and Guernseyco Security Documents (as applicable) delivered to Lender on or about the date hereof.

(m)

Exercise of Option. Borrower (or Guernseyco as assignee of the Option Agreement) will diligently pursue the satisfaction of all preconditons to the exercise of the option it has been granted under the Option Agreement and, at the earliest commercially reasonable opportunity to do so, as may be determined by the board of directors of Borrower in its sole discretion, will exercise such option and provide Lender with written notice of the same.

(n)

Further Assurances and Additional Acts. Borrower shall execute, acknowledge, deliver, file, notarize and register at its own expense all such further agreements, instruments, certificates, documents and assurances and perform such acts as Lender shall deem necessary or appropriate to effectuate the purposes of the Loan Documents, and promptly provide Lender with evidence of the foregoing satisfactory in form and substance to Lender.

(o)

Material Project Agreements: Each of Borrower and the Guarantors, as applicable, shall at all times be in compliance in all material respects with all of its covenants, agreements and obligations in, and diligently enforce all its material rights under, all Material Project Agreements to which it is a party. Borrower and the Guarantors shall not alter, amend or waive in any respect any of its rights under or permit any termination, surrender or alteration in any material respect of any rights under any Material Project Agreement to which it is a party or enter into any Material Project Agreement except with the prior written consent of Lender, and for such purpose Borrower and the Guarantors shall deliver such information as Lender may reasonably require to determine whether or not their consent should be given. Each of Borrower and the Guarantors will immediately provide Lender with copies of all correspondence received in relation to any of the Material Project Agreements.

(p)

Default under Material Project Agreements: Borrower shall, forthwith following receipt thereof, provide a copy to Lender of any and all notices of claim of any material default or breach under any Material Project Agreement or of the occurrence of any condition entitling any party to terminate its obligations thereunder and of any amendments made to any of the Material Project Agreements or any additions thereto as may be consented to by Lender.

(q)	Notices: Borrower shall promptly give written notice to Lender;

(i)

of any dispute pertaining to the Collateral or the Project which may exist between Borrower or Projectco and any Governmental Body or of any requirement of any Governmental Body which, in each case, would, or might reasonably be expected to, have a Material Adverse Effect on the Collateral or the Project;

(ii)	of any labour controversy which could have a Material Adverse Effect on the construction or operation of the Project;

(iii)

of any other matter which has resulted or is reasonably likely to result in a Material Adverse Change to the construction or operation of the Project or which adversely affects the business, properties, assets, obligations, operations or prospects of Borrower, the Guarantors or Projectco, in relation to the Collateral or the Project;

(iv)

of any circumstance of which Borrower has notice or is aware which could result in a material breach of, termination of, default or non-performance by any party under any of the Material Project Agreements or any permit and which would materially adversely affect the construction or operation of the Project;

(v)	except for ordinary course wear and tear, of any damage to or destruction of any property, real or personal, which forms part of the Collateral, which might give rise to an insurance claim, if the cost of any repairs to or replacement of such assets exceeds US$100,000;

(vi)

of any instrument of which Borrower has notice or is aware that is registered against title to the Collateral other than Permitted Liens, and which could have a Material Adverse Effect on the Collateral or Lender's priority of security thereof, and provide to Lender a true copy of such instrument;

(vii)

of any notice of expropriation with respect to the Project or any part thereof, such notice to be delivered forthwith upon Borrower’s receipt of notice of such proceedings and Borrower hereby covenants and agrees that no claim in respect of any such expropriation shall be compromised or settled by Borrower or any of its Affiliates without the prior written consent of Lender;

(viii)	of any sanctions applied by any Governmental Authority against Borrower or any of its Affiliates or the Collateral; and

(ix)

of such other information respecting the business, properties, condition or operation of Borrower relating to the Collateral as Lender, acting reasonably, may from time to time request in order to determine compliance with or otherwise in connection with the administration or enforcement of this Agreement or any Loan Document.

5.3 Negative Covenants. So long as any of the Loan Obligations shall remain unpaid, Borrower covenants and agrees with Lender that it will duly perform and comply with, and (where the context so admits) it will cause each of the other Borrower Group Members to duly perform and comply with, each of the following negative covenants:

(a)

Liens; Negative Pledges. (i) No Borrower Group Member will create, incur, assume or suffer to exist any Lien upon or with respect to any of its Business Assets, whether now owned or hereafter acquired, other than Permitted Liens. (ii) No Borrower Group Member will enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired.

(b)

Change in Nature of Business. No Borrower Group Member will change the nature of the Borrower Group’s Business or cease to carry on the Borrower Group’s Business, or any substantial part thereof, or engage in any new business that is not the Borrower Group’s Business.

(c)

Restrictions on Fundamental Changes. Borrower shall not, and shall not permit either of the Guarantors to (i) merge with or consolidate into, or acquire all or substantially all of the assets of, any Person other than a merger between Borrower or a Subsidiary of Borrower with another Subsidiary of Borrower, or (ii) form any new Subsidiaries.

(d)

Sales of Assets. Borrower shall not, without the Consent of Lender, such consent not to be unreasonably withheld, and shall not permit either of the Guarantors to: (i) sell, lease, transfer, or otherwise dispose of, or part with control of (whether in one transaction or a series of transactions) any assets forming any part of the Collateral (including any shares of stock in any Subsidiary or other Person), except sales or other dispositions of assets in the ordinary course of business or which have become obsolete or worn out in the ordinary course of business, or (ii) enter into any joint venture or minority interest development arrangement with any other Person with respect to such assets.

(e)

Distributions. Borrower shall not permit any of its Subsidiaries to declare or pay any dividends in respect of such Subsidiary’s capital stock, or purchase, redeem, retire or otherwise acquire for value any of such Subsidiary’s capital stock now or hereafter outstanding, return any capital to its shareholders as such, or make any distribution of assets to its shareholders as such. Borrower shall not permit any of its Subsidiaries to grant or otherwise agree to or suffer to exist any consensual restrictions on the ability of such Subsidiary to pay dividends and make other distributions to Borrower, or to pay any Indebtedness owed to Borrower or transfer properties and assets to Borrower.

(f)

Loans and Investments. Except with the prior written consent of Lender, not to be unreasonably withheld, or as otherwise permitted under section 5.2(j) or by capitalization of a Subsidiary for an Eligible Purpose, no Borrower Group Member will purchase or otherwise acquire the capital stock or other equity interests, assets (constituting a business unit), obligations or other securities of or any interest in any Person, or otherwise extend any credit to, guarantee the obligations of or make any additional investments in any Person, other than in connection with short term, investment grade money market instruments, in accordance with Borrower’s usual and customary treasury management policies.

(g)

Transactions with Related Parties. Borrower shall not, and shall not permit either of the Guarantors to, directly or indirectly, enter into any transaction with any Affiliate which is on terms less favourable to Borrower or any such Subsidiary than would be obtained in an arm’s length transaction with a non- affiliated Person.

(h)

Amendments of Organic Documents. Borrower shall not agree to or permit any amendment, modification or waiver of any Organic Documents that would be inconsistent with the terms of any of the Loan Documents.

(i)

No Amendment of Critical Documents. Borrower shall not, and shall not permit either of the Guarantors to, agree to or permit any amendment, modification or waiver of any of the Option Agreement, Governance Agreement or Operator Agreement.

(j)

Limitation on Indebtedness. No Borrower Group Member will create, assume, incur, otherwise become liable upon or permit to exist more than US$60,000,000 of aggregate principal amount Indebtedness, other than Indebtedness secured by any Permitted Lien described in clauses (i), (vi) and (vii) of the definition of “Permitted Liens”.

ARTICLE 6
EVENTS OF DEFAULT

6.1 Events of Default. Any of the following events which shall occur shall constitute an “Event of Default”:

(a)	Payments. The Borrower shall fail to pay when due or in the appropriate currency any amount of principal of, or interest on, any Loan or any other amount payable under any of the Loan Documents.

(b)

Representations and Warranties. Any representation or warranty by the Borrower or Guarantor under or in connection with the Loan Documents shall prove to have been incorrect in any material respect when made or deemed made.

(c)

Failure by Borrower to Perform Certain Covenants. The Borrower shall fail to perform or observe any term, covenant or agreement contained in Sections 5.2 or 5.3, and such failure continues for a period of 30 days from the date of receipt of written notice from the Lender.

(d)

Failure by Borrower to Perform Other Covenants. The Borrower shall fail to perform or observe any other material term, covenant or agreement contained in any Loan Document on its part to be performed or observed and any such failure shall remain unremedied for a period of 14 days from the occurrence thereof (unless the Lender reasonably determines that such failure is not capable of remedy in which event the default shall occur immediately).

(e)

Insolvency; Voluntary Proceedings. The Borrower or any of its Subsidiaries (i) ceases or fails to be Solvent, or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise; (ii) voluntarily ceases to conduct its business in the ordinary course; (iii) commences any Insolvency Proceeding with respect to itself or (iv) takes any action to effectuate or authorize any of the foregoing.

(f)

Involuntary Proceedings. (i) Any involuntary Insolvency Proceeding is commenced or filed against the Borrower or any Subsidiary thereof, or any writ, judgment, warrant of attachment, execution or similar process, is issued or levied against a substantial part of such Person’s properties, and any such proceeding or petition shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or filly bonded within 60 days after commencement, filing or levy; (ii) the Borrower or any Subsidiary thereof admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-Canadian law) is ordered in any Insolvency Proceeding; or (iii) the Borrower or any Subsidiary thereof acquiesces in the appointment of a receiver, trustee, custodian, conservator, liquidator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its property or business.

(g)

Dissolution, Etc. The Borrower or any of its Subsidiaries shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the actions or events set forth above in this subsection (g).

(h)

Default Under Other Indebtedness; Other Agreements with the Lender. (i) The Borrower or any of its Subsidiaries shall fail (A) to make any payment of any principal of; or interest or premium on, any Indebtedness (other than in respect of the Loan) having an aggregate principal amount of more than the Threshold Amount (or its equivalent in another currency) when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable notice or grace period, if any, specified in the agreement or instrument relating to such Indebtedness as of the date of such failure; or (B) to perform or observe any term, covenant or condition on its part to be performed or observed under any agreement or instrument relating to any such Indebtedness, when required to be performed or observed, or any other event shall occur or condition shall exist under any such agreement or instrument, and such failure, event or condition shall continue after the applicable, notice or grace period, if any, specified in such agreement or instrument, if the effect of such failure, event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness; or (ii) any such Indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or (iii) any facility or commitment available to the Borrower or any Subsidiary relating to indebtedness in an aggregate amount at any one time of not less than the Threshold Amount (or its equivalent in any other currency) is withdrawn, suspended or cancelled by reason of any default (however described) of the Borrower or such Subsidiary; or (iv) the Borrower or any of its Subsidiaries shall fail to comply with the terms of any contract or agreement with the Lender or its Affiliates.

(i)

Judgments. (i) A final Award for the payment of money in excess of the Threshold Amount (or its equivalent in another currency) which is not fully covered by third-party insurance shall be rendered against the Borrower or any of its Subsidiaries (or its equivalent in another currency); or (ii) any non-monetary judgment or order shall be rendered against the Borrower or any such Subsidiary which has or would reasonably be the Lenderected to have a Material Adverse Effect; and in each case there shall be any period of 30 consecutive days during which such judgment continues unsatisfied or during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(j)

Material Adverse Change. A material adverse change in the business, results of operations or condition (financial or otherwise) of a Guarantor, or the Borrower, shall have occurred which gives grounds to conclude, in the reasonable judgment of the Lender, that the Borrower may not, or will be unable to, perform or observe in the normal course its obligations under the Loan Documents, or a Guarantor may not, or will be unable to, perform or observe in the normal course its obligations under its Guarantee and its other Guarantor Documents.

(k)

Failure by Guarantor to Perform Covenants; Invalidity of Guarantee. A Guarantor shall fail to perform or observe any term, covenant or agreement contained in its Guarantee on its part to be performed or observed, or any default shall occur under the Guarantee, and any such failure or default shall continue after the applicable grace period, if any, specified therein (unless the Lender determines that such failure is not capable of remedy); or the Guarantee or any other Guarantor Document shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or a Guarantor or any other Person shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder.

(l)

Collateral Documents. The Borrower or any other Person shall fail to perform or observe any term, covenant or agreement contained in the Collateral Documents on its part to be performed or observed and any such failure shall remain unremedied beyond the grace period, if any, specified therein (unless the Lender determines that such failure is not capable of remedy); or any of the Collateral Documents after delivery thereof shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or the Borrower or any other Person shall contest in any manner the validity or enforceability thereof; or the Borrower or any other Person shall deny that it has any further liability or obligation thereunder; or any of the Collateral Documents for any reason, except to the extent permitted by the terms thereof, shall cease to create a valid and perfected first priority Lien subject only to Permitted Liens, in any of the Collateral purported to be covered thereby.

(m)

Consents, Etc. Any law, decree, license, permit, consent, Authorization, registration or approval now or hereafter necessary to enable the Borrower develop the Project or to comply with its obligations incurred in the Loan Documents shall be revoked, withdrawn or withheld or shall cease to remain in full force and effect.

(n)	Abandonment. Abandonment of the Project shall have occurred.

(o)	Development Ceases. If the development and operation of the Project ceases for a single period of 15 consecutive days or more.

(p)	Expropriation. If any Governmental Body condemns, expropriates, seizes or appropriates any property which relates to or forms part of the Project and would have a Material Adverse Effect.

(q)

Notice of Illiquidity. Thirty days after the date that the Borrower receives written notice from Projectco and IAMGOLD, or either of them, claiming that there is insufficient liquidity in Projectco to fund the budgeted capital expenditures, exploration and development of the Project and related working capital requirements, and that as a result of such insufficient liquidity, IAMGOLD and Projectco are no longer going to allow the repayment of the Prepayment

Amount (as defined in the Gold Prepayment Agreement) during the term of the Option Agreement, as may be extended, through the delivery by the Borrower of gold produced from the Project according to the monthly delivery schedule as outlined in the Gold Prepayment Agreement, unless the Borrower is disputing the validity of such notice or the claim by Projectco and IAMGOLD, or either of them, of insufficient liquidity in Projectco in good faith, and is diligently proceeding with all such legal proceedings as may be available to it in respect thereof.

(r)

Agreements Unenforceable; Illegality. This Agreement or any other Loan Document is expressly repudiated by any party thereto except the Lender, is declared illegal or unenforceable against any party other than the Lender.

6.2 Effect of Event of Default. If any Event of Default shall occur and be continuing, the Lender may (i) by notice to the Borrower, (A) declare its Commitment to be terminated, whereupon the same shall forthwith terminate, and (B) declare the entire unpaid principal amount of the Loan, all interest accrued and unpaid thereon and all other Loan Obligations to be forthwith due and payable, whereupon the Loan, all such accrued interest and all such other Loan Obligations shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada), the result which would otherwise Occur only upon giving of notice by the Lender to the Borrower as specified in this clause (1) shall occur automatically, without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (X) exercise any or all of the Lender’s rights and remedies under the Collateral Documents, and (Y) proceed to enforce all other rights and remedies available to the Lender under the Loan Documents and applicable law.

ARTICLE 7
MISCELLANEOUS

7.1 Amendments and Waivers. No amendment to any provision of the Loan Documents shall be effective unless it is in writing and has been signed by the Lender and the Borrower, and no waiver of any provision of any Loan Document, or consent to any departure by the Borrower therefrom, shall be effective unless it is in writing and has been signed by the Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

7.2 Notices. All notices and other communications provided for hereunder and under the other Loan Documents shall, unless otherwise stated herein, be in writing (including by facsimile transmission) and mailed (by certified or registered mail), sent or delivered to the respective parties hereto or thereto at or to their respective addresses or facsimile numbers set forth below their names on the signature pages hereof, or at or to such other address or facsimile number as shall be designated by any party in a written notice to the other party hereto. All such notices and communications shall be effective (i) if delivered by hand, sent by certified or registered mail or sent by an overnight courier service, when received; and (ii) if sent by facsimile transmission, subject to evidence of a successful transmission, when sent; provided, if sent after 5:00 p.m. local time of the recipient shall be deemed to be received on the next

Business Day. Notices and communications to the Lender pursuant to Article II shall not be effective until received. Electronic mail may be used only for routine communications and other informational documents, but may not be used for any purpose hereunder whereby notice is prescribed.

7.3 No Waiver; Cumulative Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Loan Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

7.4 Costs and Expenses; Indemnity.

(a)

Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of the Lender and its Affiliates, and fees and disbursements of counsel, in connection with (i) any Default or Event of Default, (ii) the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Loan Documents, (iii) any out-of-court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding, and (iv) the preservation of and realization upon any of the Collateral.

(b)

Other Charges. The Borrower also agrees to indemnify the Lender against and hold it harmless from any and all present and future stamp, transfer, documentary and other such taxes, levies, fees, assessments and other charges made by any jurisdiction by reason of the execution, delivery, performance and enforcement of the Loan Documents.

(c)

Indemnification. Whether or not the transactions contemplated hereby shall be consummated, the Borrower hereby agrees to indemnify the Lender and its directors, officers, employees, agents, counsel and other advisors (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person, which may be imposed on or incurred by any Indemnified Person, or asserted against any Indemnified Person by any third party or by the Borrower or a Guarantor, in any way relating to or arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) the Loan or the use or intended use of the proceeds thereof, or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or a Guarantor (the “Indemnified Liabilities”); provided that the Borrower shall not be liable to any Indemnified Person for any portion of such Indemnified Liabilities to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from such Indemnified Person’s negligence or willful misconduct. If and to the extent that the foregoing indemnification is for any reason held unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

7.5 Survival. All covenants, agreements, representations and warranties made in any Loan Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement, the making of the Loan, and shall continue in full force and effect so long as the Lender has any Commitment, any Loans remain outstanding or any other Loan Obligations remain unpaid or any obligation to perform any other act hereunder or under any other Loan Document remains unsatisfied. Without limiting the generality of the foregoing, the obligations of the Borrower under section 7.4, and all similar obligations under the other Loan Documents (including all obligations to pay costs and expenses and all indemnity obligations), shall survive the repayment of the Loan and the termination of the Commitments.

7.6 Benefits of Agreement. The Loan Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person (other than the Indemnified Persons referred to in section 7.4(c)) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Loan Document.

7.7 Binding Effect; Assignment. This Agreement shall become effective when it shall have been executed by the Borrower and the Lender and thereafter shall be binding upon, inure to the benefit of and be enforceable by the Borrower, the Lender and their respective successors and assigns. The Borrower shall not have the right to assign its rights and obligations hereunder or under the other Loan Documents or any interest herein or therein without the prior written consent of the Lender. The Lender reserves the right to sell, assign, transfer or grant participations in all or any portion of the Lender’s rights and obligations hereunder and under the other Loan Documents to any other Person. In the event of any such assignment, upon notice thereof to the Borrower, the assignee shall be deemed the “Lender” for all purposes of the Loan Documents with respect to the rights and obligations assigned to it, and the obligations of the Lender so assigned shall thereupon terminate. The Borrower shall, from time to time upon request of the Lender, enter into such amendments to the Loan Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. The Borrower agrees that in connection with any such grant or assignment, the Lender may deliver to the prospective participant or assignee financial statements and other relevant information relating to the Borrower and its Subsidiaries. The Lender shall obtain from any such prospective participant or assignee a confidentiality agreement in which such participant or assignee agrees to an obligation of confidentiality.

7.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada generally applicable therein.

7.9 Submission to Jurisdiction.

(a)	Submission to Jurisdiction. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of British Columbia, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Loan Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in British Columbia. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any party or its properties in the courts of any other jurisdiction.

(b)

No Limitation. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. Each party to this Agreement irrevocably consents to service of process in the manner provided for herein. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

7.10 Entire Agreement. The Loan Documents reflect the entire agreement between the Borrower and the Lender with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

7.11 Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Lender, or the Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada) or other U.S. or Canadian federal, state, provincial or foreign liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws, or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set- off had not occurred.

7.12 Severability. Whenever possible, each provision of the Loan Documents shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations. If, however, any provision of any of the Loan Documents shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Loan Document, or the validity or effectiveness of such provision in any other jurisdiction.

7.13 Judgment Currency.

(a)

Conversion. If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due under this Loan Agreement or any other Loan Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Colombia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or, if the courts of the applicable jurisdiction will not give effect to such conversion being made on such date, on the date on which the judgment is given (the applicable date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(b)

Additional Amounts. If, in the case of any proceeding in the court of any jurisdiction referred to in paragraph (a) above, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any party under this paragraph (b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents, and any such amount shall be part of the Loan Obligations secured by the Collateral and the Liens thereon granted hereunder, under any other Loan Document.

(c)

Rate of Exchange. The term “rate of exchange” in this Section means the rate of exchange at which the Lender, on the relevant date at or about 1:00 p.m. (Eastern Standard time), would be prepared to sell, in accordance with its normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

7.14 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.

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This document was executed and delivered as of the date given above:

RIO ALTO MINING LIMITED		MEXICAN SILVER MINES
(GUERNSEY) LIMITED

Per:	“signed”	Per:	“signed”
	Name:[Redacted: Name of Signatory]		Name: [Redacted: Name of Signatory]
	Title: [Redacted: Title of Signatory]		Title: [Redacted: Title of Signatory]

	Address: [Redacted: Address]		Address: [Redacted: Address]

	Attention: [Redacted: Name]		Attention: [Redacted: Name]
	Fax No.: [Redacted: Fax Number]		Fax No.: [Redacted: Fax Number]

with a copy to:

Davis LLP
[Redacted: Address]
Attention: [Redacted: Name]
Fax No.: [Redacted: Fax Number]

RIO ALTO S.A.C.

Per:	“signed”
Name: [Redacted: Name of Signatory]
Title: [Redacted: Title of Signatory]

Address: [Redacted: Address]

Attention: [Redacted: Name]

[Redacted: Subsidiary of Red Kite Explorer Trust]

Per:	“signed”
Name: [Redacted: Name of Signatory]
Title: [Redacted: Title of Signatory]

Per:	“signed”
Name: [Redacted: Name of Signatory]
Title: [Redacted: Title of Signatory]

Address: [Redacted: Address]

Attention: [Redacted: Name and Title]
Fax No.: [Redacted: Fax Number]

Schedule I to the Loan Agreement

Permitted Liens

None.